UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

 Under the Securities Exchange Act of 1934

(Amendment No. 1)

Healthier Choices Management Corp.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

922099700
(CUSIP Number)

Jeffrey E. Holman

c/o Healthier Choices Management Corp.

3800 North 28th Way

Hollywood, Florida 33020

(888) 766-5351

Copies to:

Martin T. Schrier, Esq.

Cozen O’Connor

Southeast Financial Center

200 South Biscayne Blvd., Suite 3300

Miami, FL 33131

(305) 704-5940

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 922099700

1	NAMES OF REPORTING PERSONS

Jeffrey E. Holman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO (see Item 3 below)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		12,080,253,779 (see Item 5 below)
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,080,253,779 (see Item 5 below)
WITH	10	SHARED DISPOSITIVE POWER

		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,080,253,779 (see Item 5 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☒ (Excludes shares issuable upon exercise of option agreement as described in Item 5 below, which is subject to a 19.99% blocker provision.)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.99% (see Item 5 below)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

Item 1. Security and Issuer.

This Statement relates to the common stock, par value $0.0001 per share (“Common Stock”), of Healthier Choices Management Corp., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3800 North 28th Way, Hollywood, Florida 33020.

Item 2. Identity and Background.

(a)	Name: Jeffrey E. Holman (the “Reporting Person”)

(b)	Business Address: The Reporting Person’s business address is c/o Healthier Choices Management Corp., 3800 North 28th Way, Hollywood, Florida 33020.

(c)	Principal Occupation or Employment: The Reporting Person’s principal occupation is serving as Chairman and Chief Executive Officer of the Issuer.

(d)	Criminal Proceedings: During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceedings: During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Considerations.

Since the date of this Schedule 13D, the Reporting Person acquired 11,000,000,000 shares of Common Stock and forfeited options (“Options”) to acquire 11,000,000,000 shares of Common Stock. The Reporting Person acquired beneficial ownership of these shares (the “Restricted Stock”) as equity compensation approved by the Issuer’s board of directors in the form of restricted stock grants on August 13, 2017.

The Restricted Stock and Options were granted in connection with the Reporting Person’s service as an officer and director of the Issuer, and no additional consideration was paid by the Reporting Person in connection with the receipt of such Restricted Stock or Options.

The information set forth in Item 4 is incorporated by reference herein.

Item 4. Purpose of Transaction.

As described in Item 3 above, the Reporting Person acquired the securities identified in this Statement in connection with his service as an officer and director of the Issuer and pursuant to the Issuer’s equity compensation plan. None of the Restricted Stock is currently vested and all of such Restricted Stock will vest on August 13, 2019.

The Option grant agreement includes a provision that prevents the Reporting Person from exercising the Options into Common Stock to the extent (but only to the extent) that such conversion would result in the Reporting Person, or any of its affiliates, beneficially owning (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder) more than 19.9% of the Company’s outstanding Common Stock (the “Exercise Blocker”).

The Reporting Person beneficially owns 12,080,253,779 shares of Common Stock of the Issuer, with such total being comprised of (1) one share of Common Stock held, (2) 11,000,000,000 shares of the Restricted Stock, and (3) options to purchase 1,080,253,779 shares of Common Stock that are exercisable as of the date hereof or within 60 days. The Reporting Person owns 19.99% of the Issuer’s Common Stock, calculated based on 60,316,485,487 shares of Common Stock outstanding as of August 24, 2018 and assuming that the shares of Common Stock underlying the stock options are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i). The foregoing excludes 12,919,746,221 shares of Common Stock issuable upon exercise of the Option agreement of the Reporting Person. Without the Exercise Blocker, the Reporting Person would be deemed to beneficially own 25,000,000,001 shares of Common Stock.

The securities described in this Statement are being held by the Reporting Person for investment purposes. The Reporting Person may acquire additional Common Stock of the Issuer through compensatory grants by the Issuer or through public or private purchases. The Reporting Person may exercise the stock options described in Item 3 above and subsequently dispose of the underlying Common Stock or otherwise acquire or dispose of additional securities of the Issuer, to the extent deemed advisable in light of his general investment strategies, market conditions, or other factors.

In the ordinary course of his duties as Chief Executive Officer and as the Chairman of the Board of Directors of the Issuer, the Reporting Person has and expects in the future to discuss and to make decisions regarding plans or proposals with respect to the matters specified in clauses (a) through (j) of this Item 4 with the Issuer.

Except as described in this Statement or in his capacity as Chief Executive Officer or the Chairman of the Board of Directors of the Issuer, the Reporting Person has no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer.

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries.

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e) Any material change in the present capitalization or dividend policy of the issuer.

(f) Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940.

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person.

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association.

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

The information set forth in Items 5 and 6 are incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

(a)	The Reporting Person beneficially owns 12,080,253,779 shares of Common Stock of the Issuer, with such total being comprised of (1) one share of Common Stock held, (2) 11,000,000,000 shares of the Restricted Stock, and (3) options to purchase 1,080,253,779 shares of Common Stock that are exercisable as of the date hereof or within 60 days. The Reporting Person owns 19.99% of the Issuer’s Common Stock, calculated based on 60,316,485,487 shares of Common Stock outstanding as of August 24, 2018 and assuming that the shares of Common Stock underlying the stock options are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i). The foregoing excludes 12,919,746,221 shares of Common Stock issuable upon exercise of the option agreement of the Reporting Person. Without the Exercise Blocker, the Reporting Person would be deemed to beneficially own 25,000,000,001 shares of Common Stock.

(b)	The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition, 12,080,253,779 shares of Common Stock of the Issuer underlying the Options. The foregoing excludes 12,919,746,221 shares of Common Stock issuable upon exercise of the Option agreement of the Reporting Person. Without the Exercise Blocker, the Reporting Person would be deemed to have sole voting and dispositive power over 25,000,000,001 shares of Common Stock.

(c)	The Reporting Person has not effected any transaction in the Common Stock of the Issuer in the past sixty days.

(d)	No person, other than the Reporting Person, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, of the Common Stock underlying the Options identified in this Statement.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Restricted Stock was granted pursuant to a Restricted Stock Award Agreement, dated as of August 13, 2018, pursuant to the Issuer’s 2015 Equity Incentive Plan, as amended (the “2015 Plan”). The Form of Restricted Agreement pursuant to the 2015 Plan was filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the Commission on August 20, 2018)

Except as set forth above or set forth in the exhibits, there are no other contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.

The information set forth in Item 4, 5 and 7 is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	-	Option Award Agreement dated February 2, 2017 (filed with the Schedule 13D of the Reporting Person).
Exhibit 2	-	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the Commission on August 20, 2018).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2018	/s/ Jeffrey E. Holman
Name: Jeffrey E. Holman

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).